Exhibit 99.1

Arcturus Therapeutics Initiates Lawsuit Against Joseph E. Payne to

Protect the Interests of Arcturus Shareholders

Complaint Details Extensive Misconduct by Mr. Payne during Tenure as CEO

Cites Mr. Payne’s Self-Dealing and Inappropriate Business Conflicts of Interest

San Diego, CA – March 27, 2018 – Arcturus Therapeutics Ltd. (NASDAQ: ARCT), a leading RNA medicines company, today initiated a lawsuit in San Diego Superior Court against former President and Chief Executive Officer (CEO), Joseph E. Payne, who was dismissed from Arcturus as of February 1, 2018, seeking damages and injunctive relief. The lawsuit outlines Mr. Payne’s misconduct, poor judgment and bad decisions during his tenure, and details his self-dealing and inappropriate business conflicts of interest.

As detailed in the complaint, the Company alleges multiple examples of Mr. Payne’s misconduct, including a number that have come to light as a result of an ongoing investigation following Mr. Payne’s termination for cause, including:

•	Misrepresenting material information and attempting to transfer a substantial amount of Arcturus’ intellectual property for no consideration: the primary reason for Payne’s termination was his breach of fiduciary duties to Arcturus in late January 2018. Mr. Payne’s breach related to his attempted transfer of substantial amounts of Arcturus’ intellectual property for no consideration and for no articulable business reason to Providence Therapeutics, a company with little to no expertise in the highly technical field of cancer vaccines, and to its CEO, Bradley Sorenson, an Arcturus investor and Payne’s lifelong personal friend and occasional business partner. On at least two occasions, Mr. Payne attempted to force the private company board of Arcturus Therapeutics Inc. (ATI), and after the completion of the merger with Alcobra, the Arcturus Board to approve this amendment to an existing agreement between the Company and Providence Therapeutics.

•	Operating an undisclosed, unauthorized, and lucrative side business during business hours: Mr. Payne operated an undisclosed, unauthorized and lucrative side business in which he acted as a vendor selling large quantities of chemical products, including a substance called Ionophore, to various corporate buyers, in violation of his employment agreement. Mr. Payne recruited at least two ATI employees in his scheme, and may have even used his position as CEO to negotiate more favorable terms for these personal transactions. Payne devoted substantial time and energy to this side business during normal business hours over the nearly three years during which he pursued it.

•	Retaliating against the Board and engaging in a campaign to convince other shareholders to arbitrarily reject the Company’s independent auditor: Despite his continuing fiduciary duties as a Company Director, Mr. Payne has charted a course of interference and sabotage fueled by spite. Following his termination, Mr. Payne’s actions resulted in the rejection of one of the most routine, yet essential resolutions for a public company: the ratification of the appointment of its independent auditors. After voting to support the proposal in his fiduciary role as a member of Arcturus’ Board, Mr. Payne then inexplicably voted his shares against the proposal, which, together with the votes of his known associates, resulted in the rejection of this proposal. This action left the Company in a potentially precarious situation with respect to meeting its public company reporting obligations. The failure to appoint an independent auditor can have severe consequences for the Company and its shareholders, including potential delisting from the NASDAQ Exchange, as well as possible sanctions by the Securities and Exchange Commission.

Arcturus said:

The Executive Committee of our Board is unanimous in its belief that Mr. Payne demonstrated poor judgment and made poor decisions during his tenure and continues to have significant concerns regarding his apparent collusion and self-dealing.

We have uncovered multiple instances where Mr. Payne attempted to deceive, manipulate and lie to our shareholders, partners and other stakeholders. In fact, following repeated requests from Arcturus and our attorneys, we recently received his Company-issued cell phone, more than two months following his termination. The device had been reset to its factory settings.

Mr. Payne’s misconduct and breach of fiduciary duties necessitated his termination and we believe this lawsuit is necessary to protect Arcturus’ rights and interests, as well as the interests of our shareholders and our other stakeholders. We will continue to take all appropriate steps in this regard.

The Company is conducting an ongoing investigation of Mr. Payne and his associates, and may take further legal action.

A full copy of the complaint will be available on Arcturus’ website. Vinson & Elkins L.L.P. is serving as legal counsel to Arcturus in connection with this matter.

If investors have any questions, please contact the Company’s proxy solicitor:

509 Madison Avenue

Suite 1608

New York, NY 10022

Stockholders Call Toll Free: (800) 662-5200

E-mail: ARCT@morrowsodali.com

Additional Information and Where to Find It

In connection with the meeting, Arcturus will make available to its shareholders of record a proxy statement describing the time and place for, and other logistical information related to, the meeting and the proposal to be voted upon at the meeting, along with a WHITE proxy card enabling them to submit their votes on that proposal. Arcturus will also be furnishing copies of the proxy statement and WHITE proxy card to the United States Securities and Exchange Commission, or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and will be available on Arcturus’ website at http://ir.arcturusrx.com/. SHAREHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, ACCOMPANYING WHITE PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION.

The full text of the proposed resolution for the meeting, together with the form of the WHITE proxy card, may also be viewed beginning on Wednesday, April 11, 2018, at the registered office of Arcturus, c/o MeitarLiquornik Geva Leshem Tal, 16 Abba Hillel Road, Ramat Gan, Israel 5250608, 12th Floor, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). Arcturus’ telephone number at its registered office is +972-3-610-3157.

About Arcturus Therapeutics Ltd.

Founded in 2013 and based in San Diego, Arcturus Therapeutics Ltd. (NASDAQ: ARCT) is an RNA medicines company with enabling technologies - UNA Oligomer chemistry and LUNAR™ lipid-mediated delivery. Arcturus’ diverse pipeline of RNA therapeutics includes programs pursuing rare diseases, Hepatitis B, non-alcoholic steatohepatitis (NASH), cystic fibrosis, and vaccines. Arcturus' versatile RNA therapeutics platforms can be applied toward multiple types of RNA medicines including small interfering RNA, messenger RNA, replicon RNA, antisense RNA, microRNA and gene editing therapeutics. Arcturus owns LUNAR lipid-mediated delivery and Unlocked Nucleomonomer Agent (UNA) technology including UNA Oligomers, which are covered by its extensive patent portfolio (120 patents and patent applications, issued in the U.S., Europe, Japan, China and other countries). Arcturus' proprietary UNA technology can be used to target individual genes in the human genome, as well as viral genes, and other species for therapeutic purposes. Arcturus’ commitment to the development of novel RNA therapeutics has led to partnerships with Janssen Pharmaceuticals, Inc., part of the Janssen Pharmaceutical Companies of Johnson & Johnson, Ultragenyx Pharmaceutical, Inc., Takeda Pharmaceutical Company Limited, Synthetic Genomics Inc., CureVac AG and Cystic Fibrosis Foundation Therapeutics Inc. For more information, visit www.ArcturusRx.com, the content of which is not incorporated herein by reference.

Forward-Looking Statements

This press release may contain “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Any statements, other than statements of historical fact, included in this press release regarding strategy, future operations, collaborations, future financial position, prospects, plans and objectives of management are forward-looking statements. Examples of such statements may include, but are not limited to, statements relating to the expectations regarding voting by Arcturus’ shareholders. Arcturus may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in any forward-looking statements and you should not place undue reliance on those forward-looking statements. Any such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in any forward-looking statements.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Arcturus’ (formerly Alcobra Ltd.’s) Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017 and in subsequent filings with, or submissions to, the SEC. Except as otherwise required by law, Arcturus disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Media Contacts

Arcturus Therapeutics

(858) 900-2660

info@arcturusRx.com

Andrew Brimmer / Trevor Gibbons / Joseph Sala

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Investor Contacts

Michael Wood

LifeSci Advisors LLC

(646) 597-6979

mwood@lifesciadvisors.com

Mike Verrechia

Morrow Sodali, LLC

(212) 300-2476

ARCT@morrowsodali.com

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